Exhibit 10(u)

SIXTH AMENDMENT TO LOAN AGREEMENT

THIS SIXTH AMENDMENT TO LOAN AGREEMENT, dated as of May 5, 2003 (this "Amendment"), is among MYERS INDUSTRIES, INC., an Ohio corporation (the "Company"), the foreign subsidiary borrowers party hereto (the "Foreign Subsidiary Borrowers", and together with the Company, the "Borrowers"), the lenders party hereto (collectively, the "Lenders") and BANK ONE, NA, formerly known as Bank One, Michigan, a national banking association, as agent for the Lenders (in such capacity, the "Agent").

RECITALS

A.   The Borrowers, the Agent and the Lenders are parties to a Loan Agreement dated as of February 3, 1999, as amended by a First Amendment to Loan Agreement dated August 2, 1999, a Second Amendment to Loan Agreement dated August 17, 2000, a Third Amendment to Loan Agreement dated October 6, 2000, a Fourth Amendment to Loan Agreement dated December 31, 2000 and a Fifth Amendment to Loan Agreement dated August 7, 2001 (as now and hereafter amended, the "Loan Agreement").

B.   The Borrowers desire to amend the Loan Agreement, and the Agent and the Lenders are willing to do so in accordance with the terms hereof.

TERMS

In consideration of the premises and of the mutual agreements herein contained, the parties agree as follows:

ARTICLE I. AMENDMENTS. Upon fulfillment of the conditions set forth in Article III hereof, the Loan Agreement shall be amended as follows:

1.1   Section 6.10(ii) is amended by adding the following to the end thereof: "and Indebtedness of any Foreign Subsidiary consisting of loans or advances permitted by Section 6.13(viii)".

1.2   Section 6.12 is amended by adding the following to the end thereof:

Notwithstanding anything in this Section 6.12 to the contrary, (x) any Foreign Subsidiary may transfer any or all of its assets to the Company, a Guarantor or a Foreign Subsidiary Borrower, provided that a Foreign Subsidiary Borrower that has any Obligations outstanding may not so transfer its assets to a Foreign Subsidiary Borrower unless the transferee of such assets assumes all such Obligations in a manner acceptable to the Agent, and (y) any Subsidiary may transfer any or all of its assets to the Company or a Guarantor.

1.3   Section 6.13 is amended by re-designating clause (viii) thereof as clause (ix), and adding a new clause (viii) as follows:

(viii)   Loans and advances by Foreign Subsidiary Borrowers to Foreign Subsidiaries, provided that such loans and advances are evidenced by documentation, and are on terms, reasonably acceptable to the Agent.

1.4   Section 6.16 is restated as follows:

6.16   Dividends. The Company will not, nor will it permit any Subsidiary to, declare or pay any dividends or make any distributions on its Capital Stock (other than dividends payable in its own Capital Stock which is common stock) or redeem, repurchase or otherwise acquire or retire any of its Capital Stock at any time outstanding, except that (a) any Subsidiary may declare and pay dividends or make distributions to the Company or to a Wholly-Owned Subsidiary and (b) provided that no Default or Unmatured Default exists or would be caused thereby, the Company may make such other dividends, redemptions or distributions (i) for the fiscal year ending December 31, 2000, which, when aggregated with all Investments made in such fiscal year pursuant to Section 6.13(ix), do not exceed in the aggregate an amount equal to 50% of the consolidated net income of the Company and its Subsidiaries for such fiscal year ending December 31, 2000, (ii) for each of fiscal years ending December 31, 2001, December 31, 2002, December 31, 2003 and December 31, 2004, which, when aggregated with all Investments made in such fiscal year pursuant to Section 6.13(ix), do not exceed in the aggregate an amount equal to 40% of the consolidated net income of the Company and its Subsidiaries for such fiscal year, or (iii) for any other fiscal year, which, when aggregated with all Investments made in such fiscal year pursuant to Section 6.13(ix), do not exceed in the aggregate an amount equal to 25% of the consolidated net income of the Company and its Subsidiaries for such fiscal year. The Company will not issue any Disqualified Stock.

1.5   Section 6.17 is restated as follows:

6.17   Amendments of and Payments on Indebtedness. The Company will not, and will not permit any Subsidiary to, make any amendment or modification to the indenture, note or other agreement evidencing or governing any Indebtedness, or directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire, any Indebtedness, other than prepayments by Foreign Subsidiaries of obligations owing by such Foreign Subsidiaries to Borrowers or Guarantors

1.6   Section 6.19 is restated as follows:

6.19   Leverage Ratio. The Company shall not permit its Leverage Ratio to exceed (a) 3.30 to 1.0 as of the end of the first, second or third fiscal quarters of the 2003 fiscal year of the Company, (b) 3.40 to 1.0 as of the end of the fourth fiscal quarter of the 2003 fiscal year of the Company or the first fiscal quarter of the 2004 fiscal year of the Company, (c) 3.25 to 1.0 as of the end of the second fiscal quarter of the 2004 fiscal year of the Company, (d) 3.00 to 1.0 as of the end of the third fiscal quarter of the 2004 fiscal year of the Company, or (e) 2.75 to 1.0 as of the end of any fiscal quarter thereafter.

1.7   Section 6.25 is restated as follows:

6.25.   Capital Expenditures. The Company will not, nor will it permit any Subsidiary to, expend, or be committed to expend, for capital expenditures during any one fiscal year on a non-cumulative basis in the aggregate for the Borrower and its Subsidiaries, an amount in excess of (a) $50,000,000 for the fiscal year ending December 31, 2000 or the fiscal year ending December 31, 2001, (b) $40,000,000 for the fiscal year ending December 31, 2002, or (c) $35,000,000 for any other fiscal year.

ARTICLE II. WAIVER

2.1   The Borrowers and the Guarantors have informed the Lenders and the Agent that an Event of Default has occurred under the Loan Agreement due to a breach of Section 6.19 as of March 31, 2003 and an Event of Default may have occurred due to intercompany loans among Foreign Subsidiaries in breach of Sections 6.10 and 6.13 prior to giving effect to the amendments contained herein (the "Existing Defaults"). The Borrowers and the Guarantors have requested that the Lenders and the Agent waive the Existing Defaults. Pursuant to such request, the Lenders and the Agent hereby waive the Existing Defaults that occurred prior to the effectiveness of this Amendment. Each of the Borrowers and the Guarantors acknowledges and agrees that the waiver contained herein is a limited, specific and one-time waiver as described above. Such limited waiver (a) shall not modify or waive any other term, covenant or agreement contained in any of the Loan Documents, and (b) shall not be deemed to have prejudiced any present or future right or rights which the Agent or the Lenders now have or may have under the Loan Agreement or the other Loan Documents.

ARTICLE III. REPRESENTATIONS. Each Borrower and Guarantor (by signing the Consent and Agreement hereto) represents and warrants to the Agent and the Lenders that:

3.1 The execution, delivery and performance of this Amendment is within its powers, has been duly authorized and is not in contravention of any statute, law or regulation known to it or of any terms of its Articles of Incorporation or By-laws, or of any material agreement or undertaking to which it is a party or by which it is bound.

3.2 This Amendment is its legal, valid and binding obligation, enforceable against each in accordance with the terms hereof

3.3 After giving effect to the amendments contained herein, the representations and warranties contained in Article V of the Loan Agreement and in the other Loan Documents are true on and as of the date hereof with the same force and effect as if made on and as of the date hereof.

3.4 After giving effect to the waiver in Article II hereof, no Default or Unmatured Default exists or has occurred and is continuing on the date hereof

ARTICLE IV. CONDITIONS OF EFFECTIVENESS. This Amendment shall become effective as of the date hereof when each of the following conditions is satisfied:

4.1 The Borrowers and the Required Lenders shall have signed this Amendment.

4.2 The Guarantors shall have signed the Consent and Agreement hereto.

4.3 The Company shall have delivered or caused to be delivered to the Agent such other documents and satisfied such other conditions, if any, as reasonably requested by the Agent.

ARTICLE V. MISCELLANEOUS.

5.1 The Company shall pay to the Agent, for the pro rata benefit of the Lenders signing this Amendment on or before 1:00 p.m., Detroit time, on the date hereof, a non-refundable fee equal to 12.5 basis points on the aggregate amount of each such Lender's Revolving Credit Commitments and outstanding Term Loan, such fee to be paid on or within two Business Days of the date hereof.

5.2 References in the Loan Agreement or in any other Loan Document to the Loan Agreement shall be deemed to be references to the Loan Agreement as amended hereby and as further amended from time to time.

5.3   Except as expressly amended hereby, the Borrowers and Guarantors (by signing the Consent and Agreement hereto) agree that the Loan Agreement and all other Loan Documents are ratified and confirmed, as amended hereby, and shall remain in full force and effect in accordance with their terms and that they have no set off, counterclaim, defense or other claim or dispute with respect to any of the foregoing. Each of the Borrowers and the Guarantors (by signing the Consent and Agreement hereto) acknowledges and agrees that the Agent and the Lenders have fully performed all of their obligations under all Loan Documents or otherwise with respect to the Borrowers and the Guarantors, all actions taken by the Agent and the Lenders are reasonable and appropriate under the circumstances and within their rights under the Loan Documents and they are not aware of any currently existing claims or causes of action against the Agent or any Lender, any subsidiary of affiliate thereof or any of their successors or assigns, and waives any such claims or causes of action.

5.4   Terms used but not defined herein shall have the respective meanings ascribed thereto in the Loan Agreement. This Amendment may be signed upon any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument, and telecopied signatures shall be effective as originals.

IN WITNESS WHEREOF, the parties signing this Amendment have caused this Amendment to be executed and delivered as of the day and year first above written.

MYERS INDUSTRIES, INC.

By: /s/ Gregory J. Stodnick

Print Name: Gregory J Stodnick

Title: VP - Finance

Foreign Subsidiary Borrowers:

MYERS AE, SA

By: /s/ Jean Paul Lesage

Print Name: Jean Paul Lesage

Title: Director Generale

MYELin International Finance, SA

By: /s/ Gregory J. Stodnick

Print Name: Gregory J. Stodnick

Title: Director Generale

LISTO PRODUCTS LIMITED, formerly
   known as 18936 YUKON INC.

By: /s/ Kevin C. O'Neil

Print Name: Kevin C. O'Neil

Title: Secretary

BANK ONE, NA, as Agent and as a Lender

By: /s/ Jack V. West Jr.

Print Name: Jack V. West

Title: First Vice President

BANK ONE, NW, CANADA BRANCH

By: /s/ Michael N Tam

Print Name: Michael N Tam

Title: Director

SOCIETE GENERALE NEW YORK BRANCH

By: /s/ Betty Burg

Print Name: Betty Burg

Title: Director

KEYBANK NATIONAL ASSOCIATION

By: /s/ Marianne T Meil

Print Name: Marianne T Meil

Title: Vice President

JPMORGAN CHASE BANK

By: /s/ Dennis J. Dombek

Print Name: Dennis J. Dombek

Title: Vice President

LASALLE BANK NATIONAL ASSOCIATION

By: /s/ James P. Bahleda

Print Name: James P. Bahleda

Title: Commercial Banking Officer

NATIONAL CITY BANK

By: /s/ Maurus Kosco

Print Name: Maurus Kosco

Title: Vice President

GE CAPITAL CFE, INC.

By: /s/ Robert M. Kadlick

Print Name: Robert M. Kadlick

Title: Duly Authorized Signatory

US BANK NA

By: /s/ Greg A. Ferrence

Print Name: Greg A. Ferrence

Title: Regional President

HARRIS TRUST AND SAVINGS BANK

By: /s/ Michael J. Johnson

Print Name: Michael J. Johnson

Title: Managing Director

FIRSTMERIT BANK, N.A.

By: /s/ Kathryn B. Nielsen

Print Name: Kathryn B. Nielsen

Title: Vice President

FIFTH THIRD BANK, NORTHEASTERN OHIO

By: /s/ Roy C. Lanctot

Print Name: Roy C. Lanctot

Title: Vice President

Danske Bank

By: /s/ John A O'Neill   Peter L. Hargrave

Print Name: John A O'Neill   Peter L. Hargraves

Title: Assistant General Manager   Vice President

COMMERICA BANK

By: /s/ Scott M. Kowalski

Print Name: Scott M. Kowalski

Title: Account Officer

CONSENT AND AGREEMENT

As of the date and year first above written, each of the undersigned hereby:

(a)   fully consents to the terms and provisions of the above Amendment and the consummation of the transactions contemplated hereby and acknowledges and agrees to all of the representations, covenants, terms and provisions of the above Amendment applicable to it;

(b)   agrees that each Guaranty and all other agreements executed by any of the undersigned in connection with the Credit Agreement or otherwise in favor of the Agent or the Banks (collectively, the "Security Documents") are hereby ratified and confirmed and shall remain in full force and effect, and each of the undersigned acknowledges that it has no setoff, counterclaim or defense with respect to any Security Document; and

(c)   acknowledges that its consent and agreement hereto is a condition to the Banks' obligation under this Amendment and it is in its interest and to its financial benefit to execute this consent and agreement.

BUCKHORN INC.

By: /s/ Gregory J. Stodnick
Print Name: Gregory J. Stodnick
Title: Vice President

AMERI-KART CORP

By: /s/ Gregory J. Stodnick
Print Name: Gregory J. Stodnick
Title: Treasurer

BUCKHORN RUBBER PRODUCTS, INC.

By: /s/ Gregory J. Stodnick
Print Name: Gregory J. Stodnick
Title: Treasurer

PATCH RUBBER COMPANY

By: /s/ Gregory J. Stodnick
Print Name: Gregory J. Stodnick
Title: Secretary